GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

August 9, 2010

VIA EDGAR AND BY HAND

Katherine Wray Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	GXS Worldwide, Inc.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-167650

Dear Ms. Wray:

GXS Worldwide, Inc., a Delaware corporation (the “Company”), is submitting this letter, on behalf of itself and each of the entities referred to below, in response to a verbal comment of the Staff of the Securities and Exchange Commission on August 9, 2010 and to confirm the following:

(i) that Robert Segert and John Duvall, each of whom signed the Registration Statement on behalf of GXS, Inc. on July 27, 2010, are the Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”), respectively, of GXS, Inc., and signed the Registration Statement in such capacities;

(ii) that Pieter Wittenberg and John Duvall, each of whom signed the Registration Statement on behalf of GXS International, Inc. on July 27, 2010, are the PEO and PFO, respectively, of GXS International, Inc., and signed the Registration Statement in such capacities;

(iii) that John Duvall, who signed the Registration Statement on behalf of GXS Investments, Inc. on July 27, 2010, is the PEO and PFO of GXS Investments, Inc., and signed the Registration Statement in such capacities; and

(iv) that Robert Segert and John Duvall, each of whom signed the Registration Statement on behalf of HAHT Commerce, Inc. on July 27, 2010, are the PEO and PFO, respectively, of HAHT Commerce, Inc., and signed the Registration Statement in such capacities.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at (301) 340-5342 or Ms. Deanna Kirkpatrick at (212) 450-4135.

Very truly yours,

By:	/s/ Richard B. Nash
	Name:	Richard B. Nash
	Title:	Senior Vice President & General Counsel

cc:	Deanna Kirkpatrick
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY  10017